SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a)
(Amendment No. _)*

Chemomab Therapeutics Ltd. (Name of Issuer)

American Depositary Shares, each of which represents twenty Ordinary Shares, no par value Ordinary Shares, no par value
(Title of Class of Securities)

16385C104
(CUSIP Number)

Adi Mor
Kiryat Atidim, Building 7
Tel Aviv 6158002, Israel
+972-77-331-0156
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2021
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 16385C104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Adi Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,329,468 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,329,468 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,468 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 649,550 ADSs owned directly by the Reporting Person, (ii) 514,495 ADSs owned by Dr. Kobi George, (the Reporting Person’s spouse), (iii) 131,698 ADSs issuable upon the exercise of options held by the Reporting Person, and (iv) 33,725 ADSs of the Company issuable to Dr. Kobi George upon the exercise of options held by him.

(2)
The percentage presented is based on 11,404,514 ADSs outstanding as of January 4, 2022, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 5, 2022.

CUSIP No. 16385C104	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Kobi George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,329,468 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,329,468 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,468 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 514,495 ADSs owned directly by the Reporting Person, (ii) 649,550 ADSs owned by Dr. Adi Mor (the Reporting Person’s spouse), (iii) 33,725  ADSs issuable upon the exercise of options held by the Reporting Person, and (iv) 131,698 ADSs  issuable upon exercise of options held by Dr. Mor (the Reporting Person’s spouse).

(2)
The percentage presented is based on 11,404,514 ADSs outstanding as of January 4, 2022, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2022.

Item 1.  Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the “Statement”) relates to the American Depositary Shares, each representing twenty (20) ordinary shares, no par value per share (the “ADSs”) of Chemomab Therapeutics Ltd., an Israeli limited company (the “Issuer” or “Chemomab”). The principal executive offices of Chemomab are located at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002.

Item 2.  Identity and Background.

This statement is being filed by each of: (i) Dr. Adi Mor, Chemomab’s Chief Scientific Officer and director,  and (ii) Dr. Kobi George, the spouse of Dr. Mor (each such natural person, a “Reporting Individual”).

As a result of the spousal relationship between them, each of Dr. Mor and Dr. George may be deemed to share beneficial ownership of (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), including the power to vote and dispose of, the ADSs of the Issuer held directly by one another.

The following identity and background information is presented with respect to each of the Reporting Individuals:

(b)          Business Address:

Dr. Adi Mor: c/o Chemomab Therapeutics Ltd., Kiryat Atidim, Building 7, Tel Aviv 6158002, Israel.

Dr. Kobi George: c/o Kaplan Medical Center, 1 Pasternak St., Rehovot, 7661041, Israel.

(c)          Present Principal Occupation:

Dr. Adi Mor: Chief Scientific Officer and director of Chemomab.

Dr. Kobi George: Cardiologist at Herzliya Medical Center and director of cardiology department at Kaplan Hospital (Rehovot, Israel); professor of cardiology at Tel Aviv University.

(d)          Criminal Proceedings:  During the last five years, neither of the Reporting Individuals has been convicted in any criminal proceeding.

(e)          Civil Proceedings Involving Securities Law Violations:  During the last five years, neither of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Citizenship: (for each of the Reporting Individuals) Israel

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Individuals received the ADSs of Chemomab reported in this Statement pursuant to an exchange of securities between the security holders of Chemomab Ltd. (a wholly owned subsidiary of the Issuer) and the Issuer (formerly known as Anchiano Therapeutics Ltd. or “Anchiano”) as a result of the closing of a merger transaction. The merger was consummated pursuant to an Agreement and Plan of Merger (“Merger Agreement”), dated December 14, 2020, by and among Anchiano, CMB Acquisition Ltd., an Israeli limited company and wholly-owned subsidiary of Anchiano (“Merger Sub”) and Chemomab Ltd., under which, on March 16, 2021, Merger Sub merged with and into Chemomab Ltd., with Chemomab Ltd. surviving as a wholly-owned subsidiary of Anchiano. Upon the effectiveness of the merger, ordinary shares of the Issuer, represented by ADSs, were issued to Chemomab Ltd.’s security holders (including the Reporting Individuals) in exchange for their holdings in Chemomab Ltd. based on an exchange ratio determined pursuant to the Merger Agreement, and the Issuer’s name was changed from Anchiano to Chemomab.

Item 4. Purpose of Transaction.

Dr. Adi Mor serves as a member of the Board of Directors  and Chief Scientific Officer of the Issuer, and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Individuals have acquired the ADSs of Chemomab for investment purposes. The Reporting Individuals intend to continue to review their investment in Chemomab and may, based on such review as well as other factors (including, among other things, their evaluation of Chemomab's business, prospects and financial condition, amounts and prices of available ADSs, the market for Chemomab's securities, other opportunities available to the Reporting Individuals and general market and economic conditions), acquire additional ADSs of Chemomab or sell ADSs of Chemomab, on the open market or in privately negotiated transactions. The Reporting Individuals reserve the right at any time to change their present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the ADSs of Chemomab (subject to any applicable requirement to update this Statement as a result of any such changed intent or disposition of ADSs of Chemomab under the rules of the SEC).

Except as set forth herein, as of the filing of this Statement, the Reporting Individuals do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by either of the Reporting Individuals of additional ADSs, or the disposition of ADSs that such person holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Issuer’s ADSs to be delisted from a national securities exchange (such as the Nasdaq Stock Market LLC, on which the ADSs are currently listed) or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the ADSs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 11,404,514 ADSs outstanding as of January 4, 2022, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2022.

(a)           Because of their spousal relationship, each of the Reporting Individuals may be deemed to beneficially own 1,329,468 ADSs of the Issuer, representing approximately 11.5% of the issued and outstanding share capital of the Issuer, constituting the aggregate number and percentage of ADSs beneficially owned by the Reporting Individuals as a whole.  Each of the Reporting Individuals possesses shared voting and dispositive power with respect to all of those 1,329,468 ADSs.

(b)          The Reporting Individuals possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of 1,329,468 ADSs of the Issuer, as described in paragraph (a) of this Item 5 above. Those 1,329,468 ADSs consist of (i) 649,550 ADSs held by Dr. Mor, (ii) 514,495 ADSs held by Dr. George, (iii) 131,698 ADSs issuable upon the exercise of options held by Dr. Mor, and (iv) 33,725 ADSs issuable upon the exercise of options held by Dr. George.

(c)          Each of the Reporting Individuals acquired his or her respective ownership of the ADSs pursuant to the merger transaction described in Item 3 above. Except for the acquisitions pursuant to that merger transaction, neither of the Reporting Individuals has effected any transactions in securities of the Issuer in the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2022

/s/ Adi Mor ADI MOR /s/ Kobi George KOBI GEORGE